Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

POPS! Diabetes Care, Inc.
6770 Stillwater Blvd North, Suite 200
Minneapolis, MN 55082
https://popsdiabetes.com/

Up to $2,558,988.59 in Series A-1 Preferred Stock at $7.43
Minimum Target Amount: $9,993.35

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: POPS! Diabetes Care, Inc.
Address: 6770 Stillwater Blvd North, Suite 200, Minneapolis, MN 55082
State of Incorporation: DE
Date Incorporated: December 29, 2015

Terms:

Equity

Offering Minimum: $9,993.35 | 1,345 shares of Series A-1 Preferred Stock
Offering Maximum: $2,558,988.59 | 344,413 shares of Series A-1 Preferred Stock
Type of Security Offered: Series A-1 Preferred Stock
Purchase Price of Security Offered: $7.43
Minimum Investment Amount (per investor): $200.61

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks:

Super Early Bird: First 7 days

Invest within the first 7 days and receive 15% bonus shares.

Early Bird: Next 7 days

Invest within the next 7 days and receive 10% bonus shares.

Amount-Based Perks:

Tier 1 $1,000+

Invest $1,000 or more and receive 5% bonus shares.

Tier 2 $2,500+

Invest $2,500 or more and receive 10% bonus shares, an invite to Mina's Studio, and a free 1-month trial access to the Pops Platform (free glucose meter, free 24 glucose tests, access to Mina coaching, access to Pops ecosystem, and $150 exclusive Pops partner discounts).

Tier 3 $5,000+

Invest $5,000 or more and receive 10% bonus shares, an invite to Mina's Studio, a free 3-month trial access to the Pops Platform (free glucose meter, unlimited glucose testing, access to Mina coaching, access to Pops ecosystem, and $150 exclusive Pops

partner discounts), and a quarterly CEO perspective on the business.

Tier 4 $10,000+

Invest $10,000 or more and receive 15% bonus shares, an invite to Mina's Studio, a free 3-month trial access to the Pops Platform (free glucose meter, unlimited glucose testing, access to Mina coaching, access to Pops ecosystem, and $150 exclusive Pops partner discounts), and a quarterly CEO perspective on the business.

Tier 5 $25,000+

Invest $25,000 or more and receive 20% bonus shares, an invite to Mina's Studio, a free 3-month trial access to the Pops Platform (free glucose meter, unlimited glucose testing, access to Mina coaching, access to Pops ecosystem, and $150 exclusive Pops partner discounts), a quarterly CEO perspective on the business, and a private call with CEO upon request.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus*

POPS! Diabetic Care, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A-1 Preferred Stock at $7.43 / share, you will receive 10 additional shares of Series A-1 Preferred Stock, meaning you'll own 110 shares for $743. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

POPS! Diabetes Care, Inc. ("Pops"), the Own Your Life company, has commercialized an AI self-care platform for chronic condition management, starting in the diabetes space. Pops provides individuals with the resource to enable them to successfully care for themselves. The platform is centered around Mina, an AI Virtual Health Assistant. Mina is surrounded by a growing ecosystem of service/education/sensors/therapies to

reduce the barriers to optimal health, including Pops' proprietary Rebel glucose meter. The platform, with issued and pending U.S. and international patents, is sold as a subscription service both B2B and D2C and is being used in all 50 states and in Australia with significant clinical outcomes.

Competitors and Industry

The U.S. diabetes devices market has been estimated to be valued at more than $18.9 billion by 2020, registering a CAGR of over 6% during the forecast period (2021 - 2026). (Source: Mordor Intelligence)

Pops is a chronic condition self-management platform defining the new category of AI-assisted chronic condition self-care with a Virtual Health Assistant surrounded by solutions to reduce obstacles to optimal health. Other AI software similar companies are involved with weight management (e.g. Noom) and mental wellness (e.g. LearntoLive).

Diabetes and most chronic care management companies are focused on remote virtual care with connected devices and live healthcare professionals. These companies are Livongo, Omada, Sword, and Hinge Health.

Current Stage and Roadmap

The Pops self-care platform is fully commercialized in diabetes with FDA clearance of the Pops Rebel glucose meter. Pops has signed multiple contracts including with brand name clients like Best Buy. Recurring revenue is growing each quarter.

Mina, the virtual health assistant, is constantly evolving to improve coaching, and new services are continually being added to the platform ecosystem. Strategically, Pops will expand the platform into diabetes-related chronic conditions including hypertension, hyperlipidemia, and weight in 2022 based on availability of funds raised in this round.

The Team

Officers and Directors

Name: Lonny Stormo

Lonny Stormo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman of the Board, Co-Founder, and CEO
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Setting strategy for the company, securing the right people and resources, and leading the company and team to execute to the strategy. $100,000 annual salary. $0 equity.

Name: Daniel Davis

Daniel Davis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP of R&D, Co-Founder, and Director
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Setting a strategy for the product evolution, and leading the team to develop and maintain the product platform. $100,000 annual salary. $0 equity.

Name: Curt Christensen

Curt Christensen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP Manufacturing, Co-Founder, and Director
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Leading the interaction with suppliers and their engineering and processes. $100,000 annual salary. $0 equity.

Name: George Arida

George Arida's current primary role is with BlueWillow Biologics. George Arida currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 01, 2018 - Present
  Responsibilities: Board oversight of the company. $0 compensation.

Other business experience in the past three years:

- **Employer:** BlueWillow Biologics
  Title: CFO & COO
  Dates of Service: April 01, 2019 - Present
  Responsibilities: Managing the operation and finances.

Other business experience in the past three years:

- **Employer:** 30Ventures
  Title: Managing Director
  Dates of Service: April 01, 2016 - Present

Responsibilities: Responsibilities related to being a managing director.

Name: Kim Mageau

Kim Mageau's current primary role is with Park Industries. Kim Mageau currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June 01, 2016 - Present
  Responsibilities: Board oversight of the company. $0 compensation.

Other business experience in the past three years:

- **Employer:** Park Industries
  Title: Vice Chair of the Board of Directors
  Dates of Service: October 01, 2017 - Present
  Responsibilities: Responsibilities related to being Vice Chair.

Other business experience in the past three years:

- **Employer:** Ulteig Engineering
  Title: Chair, Board of Directors
  Dates of Service: August 01, 2014 - Present
  Responsibilities: Responsibilities related to being Chair.

Name: Tom Tefft

Tom Tefft's current primary role is with Retired. Tom Tefft currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June 01, 2016 - Present
  Responsibilities: Board oversight of the company. $0 compensation.

Name: Tim Balder MD

Tim Balder MD's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Medical Officer

Dates of Service: April 01, 2021 - Present
Responsibilities: Lead clinical study discussions, review product for clinical impact, and participate in sales calls. $0 annual salary.

Other business experience in the past three years:

- **Employer:** HealthPartners
  Title: Primary care physician
  Dates of Service: January 02, 2005 - April 01, 2022
  Responsibilities: Caring for patients

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series A-1 Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation

of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series A-1 Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series A-1 Preferred Stock in the amount of up to $3,000,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants of one type of service, providing a platform for chronic care management. Our revenues are therefore dependent upon the market for chronic care management.

Minority Holder; Securities with Voting Rights
The Series A-1 Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the preferred stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
POPS Diabetes Care, Inc. was formed on December 29, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay

dividends on any shares once our directors determine that we are financially able to do so. POPS Diabetes Care has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Pops self-care platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing

them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their

performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on POPS Diabetes Care or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on POPS Diabetes Care could harm our reputation and materially negatively impact our financial condition and business.

Product Scale and Security
Our product platform needs to be maintained to enable scaling to many users and stay secure. We do not yet have experience of more than 2,000 people using the platform, and there may be unknown risks and costs in maintaining the platform for a larger number of users.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Lonny Stormo	492,241	Common Stock	20.7%
Lonny Stormo	52,211	Unknown	
Lonny Stormo	50,000	Series A-1 Convertible Note	
Lonny Stormo	1,105	Series A-1 Preferred Stock	
Lonny Stormo	8,267	Series A Preferred Stock	
Daniel Davis	342,241	Common Stock	14.6%
Daniel Davis	12,036	Unknown	
Daniel Davis	25,000	Series A-1 Convertible Note	
Daniel Davis	3,769	Series A-1 Preferred Stock	
Daniel Davis	8,267	Series A Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series A-1 Convertible Note, Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-1 Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 344,413 of Series A-1 Preferred Stock.

Common Stock

The amount of security authorized is 3,626,488 with a total of 1,277,965 outstanding.

Voting Rights

One vote for each share of Common Stock.

Material Rights

The total amount outstanding includes 3,654 shares to be issued pursuant to outstanding warrants, 177,569 shares to be issued pursuant to stock options and restricted stock units issued, and 96,742 shares reserved for issuance under a stock incentive plan.

Series A-1 Convertible Note

The security will convert into Series a-1 preferred stock and the terms of the Series A-

1 Convertible Note are outlined below:

Amount outstanding: $2,591,454.71
Maturity Date: March 31, 2023
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: 4,000,000 raise

Material Rights

1.5X payout upon change of control

Series A Preferred Stock

The amount of security authorized is 339,212 with a total of 339,212 outstanding.

Voting Rights

Holders of Preferred Stock are entitled to cast the number of votes equal to the number of whole shares of Common Stock that the shares of Preferred Stock can be converted into.

Material Rights

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of Series A Preferred Stock and Series A-1 Preferred Stock shall be entitled to be paid out prior to holders of Common Stock.

Dividends. Holders of Preferred Stock, prior and in preference to holders of Common Stock, are entitled to receive, if and when declared by the Board of Directors, cash dividends at the rate of 8% of the Original Issue Price per annum on each outstanding share of Preferred Stock.

Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable original issue price by the applicable preferred conversion price at the time of conversion.

Series A-1 Preferred Stock

The amount of security authorized is 1,739,210 with a total of 796,711 outstanding.

Voting Rights

Holders of Preferred Stock are entitled to cast the number of votes equal to the number of whole shares of Common Stock that the shares of Preferred Stock can be converted into.

Material Rights

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of Series A Preferred Stock and Series A-1 Preferred Stock shall be entitled to be paid out prior to holders of Common Stock.

Dividends. Holders of Preferred Stock, prior and in preference to holders of Common Stock, are entitled to receive, if and when declared by the Board of Directors, cash dividends at the rate of 8% of the Original Issue Price per annum on each outstanding share of Preferred Stock.

Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable original issue price by the applicable preferred conversion price at the time of conversion.

Series A-1 Convertible Note

The security will convert into Series a-1 preferred stock and the terms of the Series A-1 Convertible Note are outlined below:

Amount outstanding: $839,978.00
Maturity Date: February 25, 2024
Interest Rate: 8.0%
Discount Rate: 30.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: $4,000,000

Material Rights

3X payout on change of control

Secured debt

What it means to be a minority holder

As a minority holder of Series A-1 Preferred Stock of the company, you will have limited voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you

own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $2,441,009.71
  Use of proceeds: Product commercialization and supporting user base
  Date: August 03, 2021
  Offering exemption relied upon: Regulation CF

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $5,883,349.00
  Number of Securities Sold: 791,837
  Use of proceeds: Product development and first commercialization
  Date: June 30, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $150,445.00

Use of proceeds: Product commercialization and supporting user base
Date: October 30, 2021
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $839,978.00
  Use of proceeds: Commercialization growth including launching our D2C subscription business
  Date: February 25, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $163,164, an increase from 2020 revenue of $28,684. The increase was a result of two changes in sales. First, a direct-to-consumer channel was opened up through Amazon, which generated $81,687 of the 2021 revenue. Second, a greater focus was placed upon aggregators versus employers, which increased B2B sales to $81,477 in 2021. We will continue to offer both channels in 2022 and expect the primary growth engine in the future to be B2B sales.

Cost of Revenues and Gross Margin

Cost of revenues in 2021 was $446,239, compared to $23,856 in 2020. The negative gross margins in 2021 resulted from two factors. Product was sold at a loss on Amazon for the reason of strategic growth for the company in number of active users. Second, the scale of manufacture was still low. Moving forward in 2022, the direct-to-consumer sale has been changed from selling a device to selling a subscription, so that

all sales will result in a positive gross margin.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, product support costs, marketing and sales expenses, fees for professional services, and patents. Total operating expenses in 2021 were $1,985,424 compared to $1,720,249 in 2020. The primary component of the cost increase was direct-to-consumer advertising, which was $0 in 2020.

Historical results and cash flows:

The Company is currently in the commercial growth stage and revenue generating. We are of the opinion the historical cash flows are not indicative of the revenue and cash flows expected for the future because of our growth in revenue compared to past years. Past cash was primarily generated through equity investments. Our goal is to grow covering our expenses with revenue growth and become cash-flow-break-even in 2024.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Pops currently has approximately $725,000 of cash in the bank and approximate accounts receivable of $35,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The convertible notes for current investors, new investors, and the equity raised in this Reg CF campaign are critical to Pops reaching the level of recurring revenue that the Company expects will either lead to an additional venture round or exit to a strategic partner.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the company. Of the total funds that our company has, 80% will be made up of the funds raised from the crowdfunding campaign, if it raises its maximum funding goals.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company will be able to operate for approximately six months with a minimum of $10,000 raised. $120,000 is the current monthly burn rate.

How long will you be able to operate the company if you raise your maximum funding goal?

The company can operate for 18 months and potential profitability for an undefined ending with a maximum of $3,000,000 raised. The burn rate today is $120,000 per month but will increase with the maximum funds raised.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Pops projects that the company will either raise an additional venture round for expanded growth or focus on profitability with a line of credit for future funds.

Indebtedness

- **Creditor:** Convertible Noteholders
  Amount Owed: $2,591,454.71
  Interest Rate: 8.0%
  Maturity Date: March 31, 2023
  Conversion to preferred equity upon change of control and/or a financial raise of $4,000,000.

- **Creditor:** TaiDoc Ltd
  Amount Owed: $171,841.00
  Interest Rate: 12.0%
  Maturity Date: December 15, 2019
  Option to convert to equity at $15,000,000 valuation.

- **Creditor:** State of Minnesota
  Amount Owed: $188,400.00
  Interest Rate: 0.0%
  Maturity Date: August 28, 2024

- **Creditor:** Convertible Noteholders
  Amount Owed: $839,978.00
  Interest Rate: 8.0%
  Maturity Date: February 24, 2024
  Conversion to preferred equity upon change of control and/or a financial raise of $4,000,000.

Related Party Transactions

- **Name of Entity:** Lonny Stormo
  Relationship to Company: Officer, Director, and 20%+ Owner
  Nature / amount of interest in the transaction: Purchaser of outstanding convertible notes
  Material Terms: 8% interest, 20% discount, $25,000,000 cap and 8% interest, 30% discount, $25,000,000 cap

- **Name of Entity:** Dan Davis
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Purchaser of outstanding convertible notes
  Material Terms: 8% interest, 20% discount, $25,000,000 cap and 8% interest, 30% discount, $25,000,000 cap

- **Name of Entity:** Curt Christensen
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Purchaser of outstanding convertible notes
  Material Terms: 8% interest, 20% discount, $25,000,000 cap and 8% interest, 30% discount, $25,000,000 cap

Valuation

Pre-Money Valuation: $17,935,187.84

Valuation Details:

The Company determined its pre-money valuation based on an analysis of multiple factors including the last external valuation, the progress of the company, the company's assets, and the management team.

The last external valuation of the company was in 2019 with external investors determining the value of the company at approximately $12,000,000 pre-money and $18,000,000 post-money. The investors decided on this valuation based on multiple factors including 1) comparable investment opportunities they viewed of companies with a digital platform and proprietary FDA-cleared medical device; 2) clinical evidence of positive outcomes; 3) IP including multiple issued and pending patents; and 4) management team with extensive medical device experience.

Since the close of that round in 2019, due to Covid-19 and other learnings of commercialization, the Company missed 2020 revenue growth milestones. In 2021, the growth of the company has been positive, and the Company is approximately 1 year from hitting the annual recurring revenue forecasted in 2019. Hence, internal valuation was placed at the 2019 valuation.

This new valuation is additionally based on 1) two-year positive clinical outcomes published in Jan. 2022 in the peer-reviewed International Journal of Digital Health; 2) contracts with multiple large corporations including Best Buy and Zurich Global; 3) 22 pending and issued patents; 4) continued involvement of the founders and strong management team with a blend of healthcare and consumer experience.

The Company's valuation was determined internally without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options and warrants; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $3,431,432.71 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,993.35 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *StartEngine Premium Fee*
  96.5%

If we raise the over allotment amount of $2,558,988.59, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  16.0%
  Salaries and direct spending with agencies to create demand for both clients and users. Mediums include digital presence, SEO, social media, and hard print materials.
- *Research & Development*
  23.0%
  Salaries and direct spending on software to maintain the software and create moderate new features with the software.
- *Operations*

7.0%
Salaries and and direct spend to maintain the supply chain and shipping of the platform's glucose meter

- *Sales*
  33.0%
  Salaries and direct spend to create B2B client sales, as well as the expense of welcome kits for new users.

- *G&A*
  12.5%
  Management and accounting to run the company including insurance premiums, subscriptions, and office and equipment costs.

- *Clinical*
  5.0%
  Salaries and direct spending to maintain an ongoing clinical study and to generate publications from the study.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company’s website at https://popsdiabetes.com/ (https://popsdiabetes.com/investors/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and

has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/pops-diabetes

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR POPS! Diabetes Care, Inc.

[See attached]

POPS! DIABETES CARE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Audited)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors of
Pops! Diabetes Care, Inc.
Stillwater, Minnesota

Opinion

We have audited the financial statements of Pops! Diabetes Care, Inc., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Pops! Diabetes Care, Inc. as of December 31, 2021, and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Pops! Diabetes Care, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Pops! Diabetes Care, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Pops! Diabetes Care, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Pops! Diabetes Care, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 24, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	249,701	$	1,426,581
Account receivables, net		28,080		2,627
Inventories		81,385		48,452
Prepaids and other current assets		161,145		35,611
Total current assets		**520,311**		**1,513,271**
Property and Equipment, net		643,235		551,926
Security deposit		3,400		3,400
Total assets	**$**	**1,166,946**	**$**	**2,068,597**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account Payables	$	88,132	$	105,507
Accrued expenses		579,428		216,184
Convertible Note- related party		125,000		125,000
Total current liabilities		**792,560**		**446,691**
Loan Payable		188,400		188,400
Convertible Note		2,512,751		1,486,138
Accrued interest on Convertible Notes		179,243		28,532
Total liabilities		**3,672,954**		**2,149,761**
STOCKHOLDERS EQUITY				
Common Stock		100		100
Series A-1 Preferred Stock		80		80
Series A Preferred Stock		34		34
Additional Paid in Capital		7,917,182		7,914,874
Retained earnings/(Accumulated Deficit)		(10,423,404)		(7,996,252)
Total stockholders' equity		**(2,506,008)**		**(81,164)**
Total liabilities and stockholders' equity	**$**	**1,166,946**	**$**	**2,068,597**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 163,164	$ 28,684
Cost of revenues	446,239	23,856
Gross profit	(283,075)	4,828
Operating expenses		
General and administrative	845,314	824,959
Sales and marketing	817,012	547,671
Research and Development	323,098	347,619
Total operating expenses	1,985,424	1,720,249
Operating income/(loss)	(2,268,499)	(1,715,421)
Interest expense	165,653	43,371
Other Loss/(Income)	(7,000)	(107,505)
Income/(Loss) before provision for income taxes	(2,427,152)	(1,651,287)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (2,427,152)**	**$ (1,651,287)**

See accompanying notes to financial statements.

POPS! DIABETES CARE INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock		Series A-1 Preferred Stock		Series A Preferred Stock		Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2019	1,000,000	$ 100	796,711	$ 80	339,212	$ 34	$ 7,899,917	$ (6,344,965)	**$ 1,555,166**
Sharebased Compensation	-	-	-	-	-	-	14,957	-	14,957
Net income/(loss)	-	-	-	-	-	-	-	(1,651,287)	(1,651,287)
Balance—December 31, 2020	**1,000,000**	**$ 100**	**796,711**	**$ 80**	**339,212**	**$ 34**	**$ 7,914,874**	**$ (7,996,252)**	**$ (81,164)**
Sharebased Compensation	-	-	-	-	-	-	2,308	-	2,308
Net income/(loss)	-	-	-	-	-	-	-	(2,427,152)	(2,427,152)
Balance—December 31, 2021	**1,000,000**	**$ 100**	**796,711**	**$ 80**	**339,212**	**$ 34**	**$ 7,917,182**	**$ (10,423,404)**	**$ (2,506,008)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (2,427,152)	$ (1,651,287)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	187,488	192,615
Shared Based Compensation	2,307	14,957
Changes in operating assets and liabilities:		
Account receivables, net	(25,453)	(2,627)
Inventories	(32,934)	35,516
Prepaid expenses and other current assets	(125,534)	16,041
Account Payables	(17,375)	7,779
Acrrued expenses	363,244	14,870
Acrrued interest	150,711	28,532
Net cash provided/(used) by operating activities	**(1,924,698)**	**(1,343,604)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(278,795)	-
Net cash provided/(used) in investing activities	**(278,795)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Convertible Notes	1,026,613	1,486,138
Net cash provided/(used) by financing activities	**1,026,613**	**1,486,138**
Change in cash	(1,176,880)	142,534
Cash—beginning of year	1,426,581	1,284,047
Cash—end of year	**$ 249,701**	**$ 1,426,581**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 165,653	$ 43,371

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Pops! Diabetes Care Inc. was founded on December 29, 2015, in the state of Delaware. The financial statements of Pops! Diabetes Care Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Stillwater, Minnesota.

POPS! Diabetes Care, Inc. (the Company) is a medical device company. The Company is an early-stage medical device company founded to provide a user-friendly diabetes management system.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $0, and $1,176,581, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and the Company determined that no reserve was necessary.

Inventories

Inventories were stated at lower cost using the first-in, first-out method or net realizable value.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the

related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computers & Equipment	5 years
Furniture and fixtures	5 years
Tooling and molds	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Pops! Diabetes Care Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods, as delivery, is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The Company derives all revenue from the sales of our Rebel virtual care system and compatible products. The Company currently sells its system directly to self-insured employers to offer to their employees. Amounts due under contracts are billed monthly.

Cost of sales

The Company expenses incremental costs that directly relate to the sales of our products immediately under the available practical expedient as the amortization period would be less than one year.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $795,098 and $547,671, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 24, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Finished inventory	$ 81,385	$ 48,452
Inventory	**$ 81,385**	**$ 48,452**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2021	2020
Prepaid inventories	$ 29,852	$ 16,620
Prepaid Rent	89,792	-
Prepaid expenses	41,501	18,991
Total Prepaids and other current assets	**$ 161,145**	**$ 35,611**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Leasehold Improvements	$ 274,896	$ -
Computers & Equipment	12,340	12,340
Furniture and fixtures	5,945	2,045
Tooling and molds	902,080	902,080
Property and Equipment, at Cost	1,195,260	916,465
Accumulated depreciation	(552,025)	(364,539)
Property and Equipment, Net	**$ 643,235**	**$ 551,926**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $187,488 and $192,614, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 2,653,726 shares of common shares with par value of $0.0001. As of December 31, 2021, and December 31, 2020, 1,000,000 shares have been issued and are outstanding.

Series A-1 Preferred Stock

The Company is authorized to issue 807,537 of preferred shares with $0.0001 par value. As of December 31, 2021, and December 31, 2020, 796,711 shares of preferred shares of Series A-1 have been issued and are outstanding.

Series A Preferred Stock

The Company is authorized to issue 339,212 shares of preferred shares with $0.0001 par value. As of December 31, 2021, and December 31, 2020, 339,212 shares of preferred shares Series A have been issued and are outstanding.

7. SHAREBASED COMPENSATION

The Company's 2016 Stock Option Plan (the "Plan") as amended includes both incentive stock options and nonqualified stock options to be granted to employees, officers, consultants, independent contractors, directors and affiliates of the Company. A total of 506,977 shares have been authorized for issuance under this Plan. The exercise price of the stock options is determined by the Company's board of directors or committee of non-employee directors thereof in good faith. The granting of shares and exercise price must be approved by the Company's board of directors. In general, options vest over a period of approximately three years and expire ten years from the date of grant.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021	2020	2019
Expected life (years)	4.80	5.76	5.40
Risk-free interest rate	1.50%	1.90%	1.96%
Expected volatility	52%	52%	52%
Annual dividend yield	0%	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2018	143,693	$	0.64	-
Granted	39,636	$	1.24	
Vested	-	$	-	
Cancelled	(2,343)	$	0.70	-
Forfeited	(15,157)	$	0.70	
Outstanding at December 31, 2019	165,829	$	0.78	6.77
Granted	35,416	$	-	
Vested	(23,676)	$	0.80	
Cancelled	-	$	-	
Outstanding at December 31, 2020	177,569	$	-	5.76
Granted	-	$	-	
Vested		$	-	
Cancelled	-	$	-	
Outstanding at December 31, 2021	177,569	$	-	4.80

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $2,307 and $14,957, respectively.

8. DEBT

Convertible Note Related Party

In 2018, the Company issued an unsecured convertible note totaling $125,000 to a related party which is due in January 2020 and was still in outstanding as of December 31, 2021. The note accrued interest at eight percent through mid-January 2020 and 12% from mid-January 2020 forward and is automatically convertible into shares issued in connection with qualified financing at a conversion price equal to 100 percent of the price paid by investors in such financing. The Company recorded interest expenses of $15,000 and $14,794, for years ended December 31, 2021 and December 31, 2020, respectively.

Convertible Notes

During fiscal year 2021, the Company issued an additional $1,026,613 of convertible notes, and during fiscal year 2020, the Company issued $1,486,138 of convertible notes. The notes mature on March 31, 2023, and bear 8% interest rate. The convertible notes are convertible into Series A Preferred Stock at a conversion price on March 31, 2023 (the 'Maturity date'). The conversion price is equal to the lesser of (a) 80% of the price paid per share for Equity Securities by the investor in the Qualified Financing (gross proceed of at least $ 4,000,000) and (b) the price equal to the quotient resulting from dividing $25,000,0000 by the number of outstanding shares of common stock of the company immediately prior the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately. The Company recorded interest expenses of $150,711 and $28,532 for years ended December 31, 2021, and 2020, respectively.

					For the Year Ended December 2021			For the Year Ended December 2020		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Total Indebtedness	Interest Expense	Accrued Interest	Total Indebtedness
Convertible Note- various lenders	$ 2,512,751	8.00%	Fiscal year 2020	3/31/2023	$ 150,711	$ 179,243	$ 2,512,751	$ 28,532	$ 28,532	$ 1,486,138
Total					**$ 150,711**	**$ 179,243**	**$ 2,512,751**	**$ 28,532**	**$ 28,532**	**$ 1,486,138**

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (676,569)	$ (498,930)
Valuation Allowance	676,569	498,930
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020, are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (1,705,859)	$ (1,029,291)
Valuation Allowance	1,705,859	1,029,291
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $6,119,675, and the Company had state net operating loss ("NOL") carryforwards of approximately $6,119,675. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

In 2018, the Company issued an unsecured convertible note totaling $125,000 to a related party which is due in January 2020 and was still in outstanding as of December 31, 2021. The note accrued interest at 8 percent through mid-January 2020 and 12% thereafter and is automatically convertible into shares issued in connection with qualified financing at a conversion price equal to 100 percent of the price paid by investors in such financing. As of December 31, 2021 and December 31, 2020, there was $46,841 and $31,841 of accrued interest included in the accrued expenses, respectively.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	113,031
2023	104,072
2023	104,072
2024	104,072
2025	104,072
Thereafter	182,127
Total future minimum operating lease payments	**$ 711,448**

Rent expense was in the amount of $47,360.40 and $31,081, for the fiscal years ended December 31, 2020, and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through February 24, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $10,423,404, an operating cash flow loss of $1,924,698. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

POPS! Diabetes Care, Inc.

Diabetes Self-Care Platform


pops
Own Your Life®

Website | Minneapolis, MN | HEALTH TECH

Pops, the Own Your Life® company, has developed and commercialized a revolutionary AI self-care platform for chronic condition management, starting in the diabetes space. Our platform is centered around Mina, a Virtual Health Assistant, as well as a growing ecosystem of cutting-edge features to reduce the barriers to optimal health, including Pops' proprietary Rebel glucose meter. Both the service and Rebel meter are in-market in all 50 states and Australia.

$0.00 raised

$2,441,010 previously crowdfunded

0 Investors	**$17.9M** Valuation
$7.43 Price per Share	**$200.61** Min. Investment
Preferred Shares Offered	**Equity** Offering Type
$2.56M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Pops has had a 986% revenue growth from Q4 2020 to Q4 2021, with a 93% average quarter-over-quarter growth throughout 2021. We are continuing to grow within the US diabetes device market that is valued at $18.9B, as we seek to empower the 37.3 million Americans with diabetes to manage their condition.*
- We are FDA-cleared, TGA-cleared, CE-marked, and in-use across all 50 states and in Australia, with published clinical study outcomes, a 100% client retention rate over three years, and a Net Promoter Score of 75.
- Pops has 15 issued and 7 pending patents, as well as a scalable software platform that is expanding into weight control, hypertension, and high cholesterol using the funds from this raise.

*Information and market statistics provided by Mordor Intelligence and the Center for Disease Control & Prevention (source / source)


pops
Pops has created a simple, all-in-one glucose meter as part of the Pops Self-care platform.
The Rebel Meter connects wirelessly to the Pops app on your phone, enabling users to view trends at the touch of a button, anytime, anywhere.

Live Life on Your Terms

The inception for Pops came about while the co-founders were on a fishing trip in Minnesota. We noticed Lonny (CEO and co-founder) struggling to check and manage his blood sugar as his co-founder reeled in a large walleye, which begged the question: "Why can't I easily manage my diabetes and blood sugar while I am doing what I love?"

Immediately hooked on the idea, we created **a simple, all-in-one glucose meter** that connects wirelessly to the Pops app, enabling users to view trends at the touch of a button. Along with our **virtual AI assistant, Mina**, we are simplifying the ability to manage chronic conditions like diabetes.


Helpful Reminders
Mina Assisting
Useful Information
How are you feeling about your ability to meet diabetes goals?
3
Not too good
I feel great
Okay

The COVID-19 pandemic has boosted the awareness of self-care even more, with the global mobile health market currently valued at **$56B** and expected to grow at **30% CAGR** through 2030 (source). Today, healthcare is happening at home, which is exactly why Pops strives to empower people living with diabetes to manage their condition - **on their terms**.

THE PROBLEM

Diabetes is Overwhelming and Exhausting to Manage

One of the most frustrating and difficult challenges of diabetes is its relentlessness. It demands thoughtful attention to detail, structure, and constant monitoring, and all of those tasks fall solely on the shoulders of the person who suffers from diabetes. This nonstop series of stressors can lead to burnout and severe emotional distress.


Diabetes is overwhelming and exhausting to manage
Even though we live in a digital age, self-care for diabetes is still in its primitive stages.

Even though we live in a digital age, self-care for diabetes is still in its primitive stages. There is a stunning lack of diabetes management tools that integrate easily into our lives which makes the individual's decision to self-manage their symptoms all the more exhausting to make.

THE SOLUTION

Powered by AI, a Self-Care Platform Designed to Make Life Easier

Pops offers one of the most discreet, easy-to-use diabetes management systems available today. Our service revolves around **a personalized, app-based AI virtual assistant, Mina,** who will remind you to check your blood sugar as needed, encourage you to be more active, and even make recommendations to help you Own Your Life®. Using a practice known as motivational interviewing, Mina can assist with **changing healthcare behaviors** and making condition management easier.



9:41
Hey there, I'm Mina!
Let's show diabetes who's boss, together.
Meet Mina
A personalized, app-based AI virtual coach that pairs with an easy-to-use, discreet, smart-glucose meter.

Our platform broadens connectivity and data sharing with loved ones and providers, with an innovative, cost-saving solution for clients, individuals, and the healthcare ecosystem.

Mina pairs wirelessly with **the Pops Rebel Meter - an easy-to-use, discreet, smart-glucose meter** that transforms the traditional test kit into one seamless meter that connects to the phone that you carry with you every day. With our all-in-one system, you can check your blood sugar on the go, ensuring your diabetes never slows you down. Around **20% the size** of traditional meters, the Rebel requires **no assembly** and is **less painful**.



Pops offers one of the most discreet, easy-to-use diabetes management systems available.
Stress Free
Worry Free
Pain Free

While Continuous Glucose Monitors (CGM) are gaining popularity, they are used by less than 10% of people with diabetes after being on the market for more than ten years.* The Pops Rebel will be a relevant advantage for many years to come, and eventually Mina will evolve to incorporate CGM data.

**Information based on internal research using analyses such as this update from Dexcom (source)*



The all-in-one system, you can check your blood sugar on the go, so your diabetes never slows you down.
The Rebel Meter
We have combined the traditional test kit into one seamless meter that wirelessly connects to the phone you carry with you every day.
pops
01:09

The third part of the simple self-care platform is our **ecosystem partner organizations**, curated to eliminate the barriers of why someone will not manage their condition. With Mina at the center directing traffic, these partnerships were developed to make life simpler for a person with diabetes or another chronic condition. The Pops ecosystem includes a variety of partners and continues to grow.


Need your A1c and Cholesterol checked?
imaware will send lab testing kits you can do in your living room
Don't know which vitamins are good for diabetes?
Vous Vitamin will deliver personalized vitamins to your door
Need help in the kitchen?
Chef Marshall O'Brien provides excellent tips and recipes
Don't have time to cook healthy for your diabetes?
Try Sunbasket's diabetes meals

Pops sells access to the platform as a subscription service, both direct-to-consumer and business-to-business **through clients like** **Best Buy Health** **and** **Zurich Insurance Group**.

For B2B, we are targeting the growing digital healthcare environment by selling to consumer health, alternative primary care, and tele-health organizations. For B2B, we are targeting the growing digital healthcare environment by selling to consumer health, alternative primary care, and tele-health organizations. These three target market categories have many companies to whom Pops can sell our consumer-focused digital health platform to complement their existing technology.


Consumer Health Examples
Best Buy Health Virgin Pulse Amazon Care
Apple Health 3M Health


Alternative Primary Healthcare Examples
Nice Healthcare Retro Healthcare Hey Renee
Atlas MD Hint Health


Telehealth Examples
AmWell Hims and Hers Teladoc
Current Health Kareo

Our competitors (e.g. Livongo, Omada, and Onduo) are Remote Patient Monitoring (RPM) companies using live coaches. While they are indeed remotely managing patients, **Pops is enabling people to take care of themselves**. The clients we are targeting don't want live coaching, they want digital solutions to manage their chronic conditions like diabetes.


Pops is trailblazing this new self-care field by supporting the whole person with sensitivity, meaningful education, and guidance.
Hey Lonny!
Let's check your blood sugar.

Beyond diabetes, Pops has an established software platform that can scale to incorporate other chronic conditions that would benefit from our self-care ecosystem. We plan to use a portion of the funds from this raise to expand the platform into conditions related to diabetes including weight control, high blood pressure, and high cholesterol.


The Pops Self-Care Ecosystem
Hypertension
• 116M people
• 66% people w/diabetes have hypertension
Diabetes
• 37.3M people
• 38% have prediabetes
Hyperlipidemia
• 81M people
• 70% people w/diabetes have high cholesterol
Weight & Obesity
• 158M people
• 85% people w/diabetes are overweight

Sources: Hypertension / Diabetes / Hyperlipidemia / Obesity

THE TRACTION

Significant Sales and Clinically Proven to Improve Management of Diabetes


Stay positive!
123
mg/dL
We have an established software platform that can scale to other chronic conditions outside of diabetes.
31
Issued and Pending Patents
986%
Revenue growth from Q4 2020 to Q4 2021
93%
Average quarter over quarter growth throughout 2021

We are **FDA-cleared**, **TGA-cleared**, **CE-marked**, and **in-use** across all 50 states and in Australia. Pops is sold as a subscription service to clients and individuals, with **a whopping 986% revenue growth from Q4 2021 through Q4 2020**, and a **93% average quarter-over-quarter growth throughout 2021**.


100%
Client Retention Rate Over Three Years

We have also secured agreements with multiple corporations including **Best Buy**, **Zurich Insurance Group**, and **Medline** where Pops will be offered as the diabetes solution in their healthcare offering.


Our Customers Include:
landscape structures
MNGI
Grand Forks Public Schools
nice
MEDICA
PreferredOne
JOHNSON ELECTRIC
C&B
Saint Cloud
MEDLINE
ZURICH
BEST BUY
Allina Health
aetna

Pops has been proven as a safe, accurate, and effective tool to manage diabetes. A recent peer-reviewed study in the International Journal of Digital Health showed **people who used the Pops Self-care platform to manage their diabetes had a significant 1.3 point drop (17% improvement) in A1c**, the clinical measure of blood sugar.

Pops has been proven safe and accurate



FDA-cleared | TGA-cleared | CE-marked

In use across all 50 states and in Australia

1.3 point drop (17% improvement) in A1c

Currently, we have **15 issued patents** with another 7 pending patents. Pops has also signed agreements with a variety of ecosystem partners to further simplify the lives of Pops users.

DD ★★★★★

"This is the monitor you've been looking for.

I can confidently say this is the LEAST painful lancet I have ever used, even when compared to forearm draw. "

**These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

THE MARKET

Modern Healthcare Tools are Changing the Environment

The Center for Disease Control and Prevention estimates 37.3 million Americans, or **about 1 in 10 people, have diabetes**, 20% of which are believed to be unaware of their condition (source).

An additional 96 million Americans are estimated to have pre-diabetes, a less severe classification with equally important risk factors to monitor. (source)

In 2021, **the US diabetes devices market was valued at $18 billion** (source). Despite the market size, many living with diabetes find the management of their blood sugar to be cumbersome with the currently available solutions. Today's test kits and diabetes services do not fit well with people's active and fast-paced lives.

The market becomes even larger with the diabetes-related conditions of weight, hypertension, and hyperlipidemia that the Pops platform is expanding to address.


Pops strives to empower people living with diabetes to manage their condition on their terms.
We are looking to change healthcare through accessible technology, the same way the travel and banking industries have.

Pops is trailblazing this emerging field of at-home healthcare management and self-care tools. People don't need to wait to be taken care of like a patient. With Mina and the Pops ecosystem, we are solving these daily challenges, providing meaningful education and guidance for people to manage their diabetes on-the-go.

Pops has reached more than **10,000 followers on social media and 10,000 visits per month to its website**, evidence that there is consumer interest in self-care.

WHY INVEST

Pops is Enabling People With Chronic Conditions to Own Their Lives

Pops was founded to put simple technology in people's hands to enable them to Own Their Life®. Our revolutionary platform is clinically proven to improve the management of diabetes, and we seek to continue our mission, providing people the ability to live life on their terms.

Help us empower millions of people living with chronic conditions and join the ground floor of an industry-defining endeavor by investing in Pops today.


We give people the ability to live life on their terms and inspire people to better themselves through behavior change.
00:57



Jan 2016 — Our Company Launches!

Pops was founded by three engineers set on changing chronic condition management in healthcare



Dec 2016 — Winner of the American Diabetes Association Challenge to Stop Diabetes

The American Diabetes Association held a national innovation challenge for solutions to stop how diabetes is impacting the nation, and Pops was selected as the winner.



May 2017 — MNHAG Innovation Challenge Winner

MN Health Action Group is an HR association, who runs an annual innovation challenge to reduce healthcare spending. Pops won in 2017.



Oct 2018 — Named a Most Fundable Company

Pepperdine University's business school runs a nationwide most fundable company event. Pops was selected from more than 3000 entries as a most fundable company in 2018.



Nov 2018 — FDA clearance

Pops received 510k FDA clearance for its glucose monitoring system



Nov 2018 — Pops publishes clinical study evidence

Pops presents clinical study evidence of accuracy and A1c reduction at the Diabetes Technology Society



Jul 2019 — Pops is winner of Inventures

Pops was the healthcare winner of Canada's biggest innovation challenge, Inventures.



Oct 2020 — Pops is winner in Zurich Innovation Challenge

Pops was named a winner in the global Zurich Innovation challenge run by the Zurich Insurance Group



Jan 2021 — Pops launches on Amazon

Pops has made the Pops management system available on Amazon.



July 2021 — Pops selected as Medtech Innovator accelerator company

Medtech Innovator, the largest global healthcare accelerator selected Pops as a 2021 cohort company.



Aug 2021 — Best Buy launches Pops

Best Buy signed an agreement with Pops to offer as the diabetes solution in their growing health hub.



Oct 2021 — Australian regulatory clearance and launch

Australia's regulatory agency, the TGA, cleared Pops for use, and the first people in Australia started using Pops via their Zurich Insurance Group relationship.



Jan 2022 — Pops publishes peer-reviewed clinical study evidence

Pops clinical study data is published in the peer-reviewed International Journal of Digital Health



Feb 2022 — Zurich announces Pops launch in Australia

Zurich Insurance Group formally launches Pops in Australia.



Apr 2022 — Launched on StartEngine

Now YOU can own a part of our company!



Apr 2022 — Pops continues to grow ecosystem

Pops signs two new ecosystem partners to make it easier for people to manage their diabetes



Oct 2022 — Pops Metabolic Platform launches

Pops is expanding the platform from just diabetes to include weight, blood pressure, and high cholesterol

In the Press

Forbes · Entrepreneur · WSJ PRO · OBSERVER · Diabetes Technology Society · coverager

International Journal of Digital Health · NEWS BREAK · Bloomberg · mobihealthnews · MISSION MATTERS · insurance NEWS.com.au

THE BUSINESS JOURNALS · MASS DEVICE · medgadget · benzinga · Diabetes Self-Management · The Digital Health Times

MedCity News · Med-Tech Innovation News · AP · Nutritional Outlook · HealthTech Insider · VC News Daily

Nutra ingredients · FINSMES · iData Research · spn · Scott Amyx · ROCK HEALTH

Drug Delivery Business News · medworm · BioSpace · NS Medical Devices · Twin Cities Business · TwinCities.com Pioneer Press

SHOW MORE

Meet Our Team



Lonny Stormo

Chairman of the Board, Co-Founder and CEO

As one of the Co-Founders of Pops, and as our CEO, Lonny brings his deep passion for user experience and changing lives to enable the total Pops Mission. Lonny has led Pops for six years including successfully generating investment capital. Prior to Pops, Lonny spent 30-years at Medtronic in a variety of roles including executive roles leading a $1B business unit. Lonny left Medtronic to co-found Pops.



Dan Davis

VP of R&D, Co-Founder and Director

Dan is our champion of product development as our VP of R&D. Dan has led many products from research through commercialization, and he loves creating a Pops experience that people rave about. Prior to co-founding Pops, Dan spent time at 3M, Otto Bock, Nolato, and other companies developing and manufacturing products.



Curt Christensen

VP Manufacturing, Co-Founder, and Director

Curt has never met a manufacturing challenge he could not conquer. As our VP of Manufacturing and one of Pop's founders, Curt has been instrumental in putting quality processes in place for our products and serving our users. Curt has more than 40 years of experience doing manufacturing and quality support at 3M and Pops.



Stephanie Toomey

Customer Success Director

As our Customer Success Director, Stephanie ensures that each of our clients and users get a premier experience. She leads all of the marketing, enrollment, and digital presence activities at Pops. Stephanie has more than ten years of experience in this area with most of that at an online and TV shopping company, Shop HQ.



Kevin Lunke

Business Development Manager

Kevin is our leader for client sales. Kevin has great passion for searching out and landing those clients who can benefit the most from working with Pops. He has worked with multiple startups to create and grow their client sales. Kevin has more than eight years of experience in business development and startup investing.



Janet Stormo

VP Operations

Janet's passion is driving efficiency and creating order. She works as our VP of Operations across all of our departments to improve processes, generate metrics to run the business, and ensure our clients and owners are getting the experience they deserve. Janet brings more than 25 years of experience at Medtronic and Honeywell, including leading Medtronic's US customer service and field inventory teams.



Timothy Balder MD

Chief Medical Officer

Tim's mission has always been to help people live more healthy lives, and he delivered on that passion as a practicing primary care physician for many years. Now, as Pops' Chief Medical Officer, Tim is helping people live their healthiest life through the Pops platform. Tim's experience includes practicing primary care for more the 30 years.



Kim Mageau

Director

Kim brings to our Pops board strong perspective from her many leadership roles in the healthcare payer industry and beyond. Kim's experience helps our board to stay focus on our user and clinical outcomes, as well as doing what is right for our founders and employees. Kim has many years of experience as both leader and director for multiple businesses.



George Arida

Director

George is one of Pop's directors on our board. George helps guide our board, CEO, and company direction with his thoughtful approach. He has a great blend of technical and investing background, including 18 years at Venture Investors before founding 30 Ventures, which invested in Pops.



Tom Tefft

Director

Tom brings a broad view as a medical device executive to the Pops board. His background of business leadership and finance has landed him multiple board positions at large established companies and startups. With this experience, Tom helps guide the company, team, and CEO from raising capital to execution to budges and plans.

Offering Summary

Company	:	POPS! Diabetes Care, Inc.
Corporate Address	:	6770 Stillwater Blvd North, Suite 200, Minneapolis, MN 55082
Offering Minimum	:	$9,993.35
Offering Maximum	:	$2,558,988.59
Minimum Investment Amount (per investor)	:	$200.61

Terms

Offering Type	:	Equity
Security Name	:	Series A-1 Preferred Stock
Minimum Number of Shares Offered	:	1,345
Maximum Number of Shares Offered	:	344,413
Price per Share	:	$7.43
Pre-Money Valuation	:	$17,935,187.84

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks:

Super Early Bird: First 7 days

Invest within the first 7 days and receive 15% bonus shares.

Early Bird: Next 7 days

Invest within the next 7 days and receive 10% bonus shares.

Amount-Based Perks:

Tier 1 $1,000+

Invest $1,000 or more and receive 5% bonus shares.

Tier 2 $2,500+

Invest $2,500 or more and receive 10% bonus shares, an invite to Mina's Studio, and a free 1-month trial access to the Pops Platform (free glucose meter, free 24 glucose tests, access to Mina coaching, access to Pops ecosystem, and $150 exclusive Pops partner discounts).

Tier 3 $5,000+

Invest $5,000 or more and receive 10% bonus shares, an invite to Mina's Studio, a free 3-month trial access to the Pops Platform (free glucose meter, unlimited glucose testing, access to Mina coaching, access to Pops ecosystem, and $150 exclusive Pops partner discounts), and a quarterly CEO perspective on the business.

Tier 4 $10,000+

Invest $10,000 or more and receive 15% bonus shares, an invite to Mina's Studio, a free 3-month trial access to the Pops Platform (free glucose meter, unlimited glucose testing, access to Mina coaching, access to Pops ecosystem, and $150 exclusive Pops partner discounts), and a quarterly CEO perspective on the business.

Tier 5 $25,000+

Invest $25,000 or more and receive 20% bonus shares, an invite to Mina's Studio, a free 3-month trial access to the Pops Platform (free glucose meter, unlimited glucose testing, access to Mina coaching, access to Pops ecosystem, and $150 exclusive Pops partner discounts), a quarterly CEO perspective on the business, and a private call with CEO upon request.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus*

POPS! Diabetic Care, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A-1 Preferred Stock at $7.43 / share, you will receive 10 additional shares of Series A-1 Preferred Stock, meaning you'll own 110 shares for $743. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow POPS! Diabetes Care, Inc. to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

startengine

©2022 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

As a person with Type 1 diabetes, I see a doctor twice a year for 30 minutes. But the rest of the time, I know my health is up to me.

Hi, I'm the CEO and Co-Founder of Pops, a health care platform that empowers people to take control of their chronic conditions just like I did.

Pops is based on a simple idea: What if we treat people like people instead of patients, and make self-care as easy as ordering a ride to their favorite restaurant or managing their bank account right from their phone? We do this through our self-care platform with Mina, our Rebel meter, and Mina's ecosystem partners.

Mina is our Pops virtual AI health assistant who puts the power of health management right into people's hands. Mina uses proven motivational interviewing techniques to help people psychologically change their negative health care behaviors.

POPS Rebel allows users to ditch one of these for one of these and seamlessly receive easy-to-read numbers on their phone in a way that makes sense and makes their life easier.

And with partnerships like Vous Vitamin and Sun Basket, Pops puts healthy choices right at your fingertips.

Pops is already commercialized with thousands of users in the United States and Australia. We are leading the way in the simplification and democratization of healthcare, and it's working. Published clinical studies show that owners with the Pops platform were able to drop their A1c, the clinical measure of blood sugar, by 17% on average.

With 15 issued patents, over $11 million raised from hundreds of investors including top VCs, and multiple contest and accelerator wins, we believe Pops is poised to change how chronic conditions are managed for good. Beginning with diabetes and expanding into other chronic illnesses like hypertension, high cholesterol, and much, much more.

If you're ready to empower people to make their own decision about healthcare, then invest in Pops and help people all over the world take ownership of their health and own their life.

Invest in Pops today.

The Solution Section Video

To demonstrate the difference between the Pops Rebel and a traditional test kit, let's look at the three reasons people don't use these traditional test kits. First, too large to carry around. Second, it's impossible to be discreet with the assembly process, and, third, the lancing tool hurt too much. Let's bring in Pops Rebel as contrast. Pops Rebel is one-fifth the size of a typical test kit. There is no assembly, so it is very discreet, and 93% of people say it hurts much less than that traditional lancing tool. So, we take away the top three reasons people don't use these

test kits.

Let’s bring in Mina and do a demonstration of Pops Rebel. If I want to know my blood sugar, I simply hit ‘check’, slide open the meter, which turns on the meter and creates a Bluetooth connection to Mina. A light comes on telling me to use the first of the three tests that are in here. And I do that simply by getting a blood sample like that, placing the blood sample, closing the cover, and with no assembly, no plug-ins to the phone, I get my result on the phone. It's that simple and that easy. And we provide a magnet, so if you want to carry this on your phone, you certainly can and manage your diabetes in your hand.

<u>Why Invest Section Video</u>

I’m a photographer, and I own my life. I’m a musician, and I am owning my life. I am the CEO, and I am owning my life with Pops. Our self-care platform, centered around Mina, your AI virtual health assistant, enables people to manage their condition while they live their life. Pops is giving people an incredible experience where they can choose to own their life. I’m retired, and I own my life. I’m a powerlifter, and I am owning my life. I’m an angler, and I am owning my life with Pops.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "POPS! DIABETES CARE, INC.", FILED IN THIS OFFICE ON THE TWENTY-SEVENTH DAY OF DECEMBER, A.D. 2018, AT 8:52 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5921618 8100
SR# 20188370505

Authentication: 204180507
Date: 12-27-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:52 AM 12/27/2018
FILED 08:52 AM 12/27/2018
SR 20188370505 - File Number 5921618

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF POPS! DIABETES CARE, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

POPS! Diabetes Care, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is POPS! Diabetes Care, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on December 29, 2015, under the name POPS! Diabetes Care, Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is POPS! Diabetes Care, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 160 Greentree Dr., #101, in the City of Dover, County of Kent, Delaware 19904. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 2,519,137 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 1,012,160 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such rights, preferences, powers, privileges and restrictions, qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Amended and Restated Certificate of Incorporation (i) 339,212 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**" and (ii) 672,948 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series A-1 Preferred Stock**." Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends.

Holders of Preferred Stock, prior and in preference to the holders of Common Stock, shall be entitled to receive, when, as and if declared by the Board of Directors of the Corporation (the "**Board**"), but only out of funds that are legally available therefor, cash dividends at the rate of eight percent (8%) of the applicable Original Issue Price (as defined below) per annum on each outstanding share of Preferred Stock. Such dividends shall be payable only when, as and if declared by the Board and shall be non-cumulative, and no right to such dividends shall accrue to holders of the Preferred Stock by reason of the fact that dividends on said shares are not declared or paid in any calendar year. Any partial payment shall be made ratably among the holders of Preferred Stock in proportion to the payment each such holder would receive if the full amount of such dividends were paid. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on

shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below) for the applicable series of Preferred Stock; *provided that*, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock and Series A-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series A Preferred Stock and Series A-1 Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders, on a *pari passu* basis among the holders of Preferred Stock, in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, (a) for the Series A Preferred Stock, an amount per share equal to the greater of (i) $5.40 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock (the "**Series A Original Issue Price**"), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series A Liquidation Amount**"), and (b) for the Series A-1 Preferred Stock, an amount per share equal to the greater of (i) $7.43 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-1 Preferred Stock (the "**Series A-1 Original Issue Price**" and together with the Series A Original Issue Price, each the "**Original Issue Price**"), plus any dividends declared but unpaid thereon, or

(ii) such amount per share as would have been payable had all shares of Series A-1 Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series A-1 Liquidation Amount**" and together with the Series A Liquidation Amount, each the "**Preferred Stock Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock and Series A-1 Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series A Preferred Stock and Series A-1 Preferred Stock shall share ratably (based on the aggregate Preferred Stock Liquidation Amount owed to each holder) in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Preferred Stock Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least sixty percent (60%) of the outstanding shares of Preferred Stock, acting together as a single class on an as converted basis (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following

such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable per share Preferred Stock Liquidation Amount in accordance with Section 2.1 above. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of Section 6 shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Series A

Preferred Stock and Series A-1 Preferred Stock pursuant to this Subsection 2.3.2(b). Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including the approval of at least one Preferred Director (as defined herein).

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series A Director**") and, the holders of record of Series A-1 Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series A-1 Director**", each of the Series A Director and Series A-1 Director, a

"**Preferred Director**')). The shares of Common Stock, exclusively and as a separate class, shall be entitled to elect four directors of the Corporation ("each, a "**Common Stock Director**", and together the "**Common Stock Directors**"). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of such series of Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock and Series A-1 Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2. The rights of the holders of the Series A Preferred Stock under the first sentence of this Subsection 3.2 shall terminate on the first date following the Series A-1 Original Issue Date (as defined below) on which there are issued and outstanding less than 84,803 shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series A Preferred Stock). The rights of the holders of the Series A-1 Preferred Stock under the first sentence of this Subsection 3.2 shall terminate on the first date following the Series A-1 Original Issue Date (as defined below) on which there are issued and outstanding less than 25% of shares of Series A-1 Preferred Stock issued (immediately following the final closing) pursuant to that certain Series A-1 Preferred Stock Purchase Agreement by and among the Company and certain investors on or about the date of this Second Amended and Restated Certificate of Incorporation (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series A-1 Preferred Stock).

3.3 Preferred Stock Protective Provisions. At any time when at least 25% of shares of Series A-1 Preferred Stock issued (immediately following the final closing) pursuant to that certain Series A-1 Preferred Stock Purchase Agreement by and among the Company and certain investors on or about the date of this Second Amended and Restated Certificate of Incorporation plus an additional 84,803 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated

Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then-outstanding shares of Preferred Stock, acting together as a single class on an as converted basis, given in writing or by vote at a meeting, consenting or voting (as the case may be) together as a single class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series A-1 Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series A-1 Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock of the Corporation unless the same ranks junior to the Series A-1 Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.3 (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series A-1 Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A-1 Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series A-1 Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series A-1 Preferred Stock in respect of any such right, preference or privilege;

3.3.4 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series A-1 Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof or (iv) as approved by the Board of Directors, including the approval of at least one Preferred Director;

3.3.5 create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other

indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $500,000 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course unless such debt security has received the prior approval of the Board of Directors, including the approval of at least one Preferred Director;

3.3.6 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

3.3.7 increase or decrease the authorized number of directors constituting the Board of Directors.

3.4 Series A-1 Preferred Stock Protective Provisions. At any time when at least 25% of shares of Series A-1 Preferred Stock issued (immediately following the final closing) pursuant to that certain Series A-1 Preferred Stock Purchase Agreement by and among the Company and certain investors on or about the date of this Second Amended and Restated Certificate of Incorporation are outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation in a manner that adversely affects the powers, preferences, obligations or rights of the Series A-1 Preferred Stock, without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the affirmative vote of a majority of the then-outstanding shares of Series A-1 Preferred Stock given in writing or by vote at a meeting, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.5 Series A Preferred Stock Protective Provisions. At any time when at least 84,803 shares of Series A Preferred Stock are outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation in a manner that adversely affects the powers, preferences, obligations or rights of the Series A Preferred Stock, without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the affirmative vote of a majority of the then-outstanding shares of Series A Preferred Stock given in writing or by vote at a meeting, and

any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Preferred Conversion Price (as defined below) in effect at the time of conversion. The "**Preferred Conversion Price**" of each series of Preferred Stock shall initially be equal to the applicable Original Issue Price of such series of Preferred Stock. Such initial Preferred Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a notice of redemption of any shares of Preferred Stock pursuant to Section 6, the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of such Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates

for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the applicable Preferred Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of such Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such applicable adjusted Preferred Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any

dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the applicable Preferred Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Preferred Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Series A-1 Original Issue Date**" shall mean the date on which the first share of Series A-1 Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series A-1 Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series A-1 Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of at least one Preferred Director;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including the approval of at least one Preferred Director;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint

venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation including the approval of at least one Preferred Director; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including the approval of at least one Preferred Director.

4.4.2 No Adjustment of Series A Conversion Price. No adjustment (a) to the Preferred Conversion Price applicable to the Series A Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the outstanding shares of Series A Preferred Stock, acting separately as a class, agreeing that no such adjustment to such Preferred Conversion Price shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock, or (b) to the Preferred Conversion Price applicable to the Series A-1 Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the outstanding shares of Series A-1 Preferred Stock, acting separately as a class, agreeing that no such adjustment to such Preferred Conversion Price shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series A-1 Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Preferred Conversion Price of one or more series of Preferred Stock pursuant to the terms of Subsection 4.4.4, are revised as a result of an

amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Preferred Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Preferred Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Preferred Conversion Price to an amount which exceeds the lower of (i) the respective Preferred Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the respective Preferred Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to a Preferred Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Preferred Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A-1 Original Issue Date), are revised after the Series A-1 Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Preferred Conversion Price of one or more series of Preferred Stock pursuant to the terms of Subsection 4.4.4, the applicable Preferred Conversion Price shall be readjusted to such Preferred Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the applicable Preferred Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the applicable Preferred Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Preferred Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Series A Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series A-1 Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the applicable Preferred Conversion Price in effect immediately prior to such issuance or deemed issuance, then such Preferred Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the applicable Preferred Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the applicable Preferred Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent

adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Preferred Conversion Price of one or more series of Preferred Stock pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, any such Preferred Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series A-1 Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Preferred Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A-1 Original Issue Date combine the outstanding shares of Common Stock, the applicable Preferred Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A-1 Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event each Preferred Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying each such Preferred Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Preferred Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Preferred Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A-1 Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible

prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the applicable series of Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the applicable Preferred Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock. For the avoidance of doubt, nothing in this Subsection 4.8 shall be construed as preventing the holders of Series A Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the DGCL in connection with a merger triggering an adjustment hereunder, nor shall this Subsection 4.8 be deemed conclusive evidence of the fair value of the shares of Series A Preferred Stock in any such appraisal proceeding.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Preferred Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of an affected series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Preferred Conversion Price for such series then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) with respect to all of the Preferred Stock, the closing of the sale of shares of Common Stock to the public at a price of at least $29.72 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, including the approval of Preferred Director or (b) with respect to any particular series of Preferred Stock, the date and time, or the occurrence of an event, specified by vote or written consent of at least a majority of the then outstanding shares of the applicable series of Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of all of the, or such series of, as applicable, Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1. and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of the affected series of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of the affected series of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of the affected series of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the

registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the affected series of Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for the affected series of Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redemption.

6.1 General. Unless prohibited by Delaware law governing distributions to stockholders, shares of Series A Preferred Stock shall be redeemed by the Corporation at a price equal to the Series A Original Issue Price per share, plus all declared but unpaid dividends thereon (the "**Series A Redemption Price**"), in three (3) annual installments commencing not more than ninety (90) days after receipt by the Corporation at any time on or after December 27, 2025, from the holders of at least sixty percent (60%) of the outstanding shares of Series A Preferred Stock of written notice requesting redemption of all shares of Series A Preferred Stock (the "**Series A Redemption Request**"). Unless prohibited by Delaware law governing distributions to stockholders, shares of Series A-1 Preferred Stock shall be redeemed by the Corporation at a price equal to the Series A-1 Original Issue Price per share, plus all declared but unpaid dividends thereon (the "**Series A-1 Redemption Price**"), in three (3) annual installments commencing not more than ninety (90) days after receipt by the Corporation at any time on or after December 27, 2025, from the holders of at least sixty percent (60%) of the outstanding shares of Series A-1 Preferred Stock of written notice requesting redemption of all shares of Series A-1 Preferred Stock (the "**Series A-1 Redemption Request**", and each of the Series A Redemption Request and the Series A-1 Redemption Request, a "**Redemption Request**"). No later than ten (10) days following receipt of a Redemption Request, the Corporation shall provide written notice of the Corporation's receipt of such Redemption Request to each holder of shares of any series of Preferred Stock that is not subject to such Redemption Request, and each holder of any such shares of any such series of Preferred Stock shall have no fewer than thirty (30) days following the Corporation's delivery of such written notice to consider whether to tender for redemption the holder's shares of such series of Preferred Stock on the Redemption Date (as defined below), in which case such holder shall provide written notice to the Corporation requesting redemption of such shares of such series of Preferred Stock no later than the end of such time period and, in the event such holder so provides such notice, such shares of such series of Preferred Stock shall be redeemed by the

Corporation at a price equal to the applicable Original Issue Price per share, plus all declared but unpaid dividends thereon, in three (3) annual installments and otherwise in accordance with the terms of this Subsection 6.1. In the event the Corporation receives a Redemption Request, including any subsequent redemption request discussed in the preceding sentence, the Corporation shall set aside sufficient assets for such redemption, and shall apply such assets to no other corporate purpose, except to the extent prohibited by Delaware law governing distributions to stockholders. The date of each such installment provided in the Redemption Notice (as defined below) shall be referred to as a "**Redemption Date.**" On each Redemption Date, the Corporation shall redeem, on a pro rata basis in accordance with the total number of shares of Preferred Stock subject to redemption and that are owned by each holder, that number of outstanding shares of Preferred Stock determined by dividing (i) the total number of shares of Preferred Stock subject to redemption immediately prior to such Redemption Date by (ii) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies); provided, however, that Excluded Shares (as such term is defined in Subsection 6.2) shall not be redeemed and shall be excluded from the calculations set forth in this sentence. If on any Redemption Date Delaware law governing distributions to stockholders prevents the Corporation from redeeming all shares of Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law.

6.2 Redemption Notice. The Corporation shall send written notice of redemption (the "**Redemption Notice**") to (i) each holder of record of the series of Preferred Stock subject to the Redemption Request, and (ii) each holder of shares of any series of Preferred Stock not subject to the Redemption Request, but who or that provided written notice to the Corporation requesting redemption of such shares, not less than forty (40) days prior to each Redemption Date. Each Redemption Notice shall state:

(a) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

(b) the Redemption Date and the Redemption Price for such shares of Preferred Stock;

(c) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Subsection 4.1); and

(d) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

If the Corporation receives, on or prior to the twentieth (20th) day after the date of delivery of the Redemption Notice to a holder of Preferred Stock, written notice from such holder that such holder elects to be excluded from the redemption provided in this Section 6, then the shares of Preferred Stock registered on the books of the Corporation in the name of such holder at the time of the Corporation's receipt of such notice shall thereafter be "**Excluded Shares**." Excluded

Shares shall not be redeemed or redeemable pursuant to this Section 6, whether on such Redemption Date or thereafter.

6.3 Surrender of Certificates; Payment. On or before the applicable Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder.

6.4 Interest. If any shares of Preferred Stock to be redeemed on any Redemption Date are not redeemed for any reason on such Redemption Date, all such unredeemed shares shall remain outstanding and entitled to all the rights and preferences provided herein, and the Corporation shall pay interest on the Redemption Price applicable to such unredeemed shares at an aggregate per annum rate equal to twelve percent (12%) (increased by one percent (1%) each month following the Redemption Date until the Redemption Price, and any interest thereon, is paid in full), with such interest to accrue daily in arrears and be compounded annually; provided, however, that in no event shall such interest exceed the maximum permitted rate of interest under applicable law (the "**Maximum Permitted Rate**"), provided, however, that the Corporation shall take all such actions as may be necessary, including without limitation, making any applicable governmental filings, to cause the Maximum Permitted Rate to be the highest possible rate. In the event any provision hereof would result in the rate of interest payable hereunder being in excess of the Maximum Permitted Rate, the amount of interest required to be paid hereunder shall automatically be reduced to eliminate such excess; provided, however, that any subsequent increase in the Maximum Permitted Rate shall be retroactively effective to the applicable Redemption Date to the extent permitted by law.

6.5 Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

7. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

8. Waiver. Other than with respect to adjustments to Preferred Conversion Prices under Section 4, Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Preferred Stock then outstanding.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors; provided, however, that, so long as the holders of Preferred Stock are entitled to elect a Director, the affirmative vote at least one Preferred Director shall be required for the authorization by the Board of Directors of any of the matters set forth in Section 5.5 of the Amended and Restated Investors' Rights Agreement, dated as of December 27, 2018, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then

the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the shares of Preferred Stock the outstanding, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the

Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 27 day of December, 2018.

POPS! DIABETES CARE, INC.

DocuSigned by:

By: Lonny Stormo

4EAE745780E4B9...

Lonny Stormo, President and CEO

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "POPS! DIABETES CARE, INC.", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF MAY, A.D. 2019, AT 1:19 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE DELAWARE 1793 1895

5921618 8100
SR# 20194431381

Authentication: 202886916
Date: 05-23-19

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:19 PM 05/23/2019
FILED 01:19 PM 05/23/2019
SR 20194431381 - File Number 5921618

CERTIFICATE OF AMENDMENT
TO THE
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
POPS! DIABETES CARE, INC.

Pops! Diabetes Care, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1. That the Certificate of Incorporation of Pops! Diabetes Care, Inc. was amended and restated on December 27, 2018 (the "Second Amended and Restated Certificate of Incorporation").

2. The Second Amended and Restated Certificate of Incorporation is hereby amended by deleting the first paragraph of **Article FOURTH** in its entirety and replacing it with the following:

> " **FOURTH**: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 2,653,726 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 1,146,749 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**")."

3. The Second Amended and Restated Certificate of Incorporation is hereby further amended by deleting the first sentence of **Article FOURTH, Section B. PREFERRED STOCK** in its entirety and replacing it with the following:

> **"B. PREFERRED STOCK**
>
> Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such rights, preferences, powers, privileges and restrictions, qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Amended and Restated Certificate of Incorporation (i) 339,212 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**" and (ii) 807,537 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series A-1 Preferred Stock**." Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth."

4. This Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation has been duly adopted by the Company's Board of Directors and its stockholders in accordance with the provisions of Sections 242 and 228 of the Delaware General Corporation Law.

[Signature page follows]

IN WITNESS WHEREOF, this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this _23_ day of May, 2019.

POPS! DIABETES CARE, INC.

DocuSigned by:

By: Lonny Stormo

4EAE7457604E4B9...

Lonny Stormo, President and CEO

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "POPS! DIABETES CARE, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF APRIL, A.D. 2022, AT 12:13 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5921618 8100
SR# 20221538954

Authentication: 203224061
Date: 04-20-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:13 PM 04/20/2022
FILED 12:13 PM 04/20/2022
SR 20221538954 - File Number 5921618

CERTIFICATE OF SECOND AMENDMENT
TO THE
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
POPS! DIABETES CARE, INC.

Pops! Diabetes Care, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1. That the Certificate of Incorporation of Pops! Diabetes Care, Inc. was amended and restated on December 27, 2018 (the "Second Amended and Restated Certificate of Incorporation") and the Company filed a First Amendment to the Second Amended and Restated Certificate of Incorporation on May 23, 2019.

2. The Second Amended and Restated Certificate of Incorporation, as amended by the First Amendment, is hereby amended by deleting the first paragraph of **Article FOURTH** in its entirety and replacing it with the following:

> " **FOURTH**: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 3,626,488 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 2,078,422 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**")."

3. The Second Amended and Restated Certificate of Incorporation is hereby further amended by deleting the first sentence of Article FOURTH, Section B. PREFERRED STOCK in its entirety and replacing it with the following:

> "**B. PREFERRED STOCK**
>
> Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such rights, preferences, powers, privileges and restrictions, qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Amended and Restated Certificate of Incorporation (i) 339,212 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**" and (ii) 1,739,210 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series A-1 Preferred Stock**." Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth."

4. This Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation has been duly adopted by the Company's Board of Directors and its stockholders in accordance with the provisions of Sections 242 and 228 of the Delaware General Corporation Law.

[Signature page follows]

IN WITNESS WHEREOF, this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 20th day of April, 2022.

POPS! DIABETES CARE, INC.

By: *Lonny Stormo*
Lonny Stormo, President and CEO